David T. Mittelman	Reed Smith LLP Two Embarcadero Center Suite 2000 San Francisco, CA 94111-3922 +1 415 543 8700 Fax +1 415 391 8269
Direct Phone: +1 415 659 5943
Email: DMittelman@reedsmith.com

August 6, 2007

VIA EDGAR, OVERNIGHT COURIER

AND FACSIMILE:  (202) 772-9210

United States Securities and Exchange Commission
Attn:  Ms. Elaine Wolff and Mr. Duc Dang
Division of Corporation Finance
Mail Stop 4561
100 F Street, N.E.
Washington, D.C. 20549-7010

Re:          LTC Properties, Inc.
Registration Statement on Form S-3
Filed June 18, 2007 and amended July 27, 2007
File No. 333-143826

Dear Ms. Wolff and Mr. Dang:

On behalf of the registrant, LTC Properties, Inc., this letter shall supplement the response to comment 1 in the registrant’s correspondence dated July 27, 2007 to confirm that Exhibits 4.13 and 4.14 filed as part of Amendment No. 1 to Registration Statement on Form S-3 (333-143826) each constitute an open-ended indenture.

Very truly yours,

/s/ David T. Mittelman
David T. Mittelman

DTM:mh

NEW YORK • LONDON • CHICAGO • PARIS • LOS ANGELES • WASHINGTON, D.C. • SAN FRANCISCO • PHILADELPHIA • PITTSBURGH • OAKLAND

MUNICH • ABU DHABI • PRINCETON • NORTHERN VIRGINIA • WILMINGTON • BIRMINGHAM • DUBAI • CENTURY CITY • RICHMOND • GREECE

reedsmith.com